REPUBLIC POWER GROUP LTD.

VIA EDGAR

September 29, 2023

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on July 21, 2022
File No. 333-266256

Ladies and Gentlemen:

On September 28, 2023, we, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective on September 29, 2023, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer